

June 17, 2020

David Obstler
Chief Financial Officer
Datadog, Inc.
620 8th Avenue, 45th Floor
New York, NY 10018

      **Re:  Datadog, Inc.**
           **Form 10-K for the Fiscal Year Ended December 31, 2019**
           **Filed February 25, 2020**
           **File No. 001-39051**

Dear Mr. Obstler:

     We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Technology